Exhibit 99.2

Universe Pharmaceuticals INC (the “Company”)

PROXY FOR 2025 ANNUAL MEETING OF SHAREHOLDERS

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated July 29, 2025, and hereby appoints _______________________ of _________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on August 26, 2025, at 10:00 a.m., Beijing time, at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China, and to vote all ordinary shares of par value $11.25 each which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is made and upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the Meeting is appointed as proxy, this proxy will be voted FOR the proposals.

August 26, 2025

THE BOARD RECOMMENDS A VOTE FOR

ALL THE PROPOSALS.

I. It is resolved as an ordinary resolution that Gang Lai be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

☐  FOR              ☐  AGAINST               ☐  ABSTAIN

II. It is resolved as an ordinary resolution that Lin Yang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

☐  FOR              ☐  AGAINST               ☐  ABSTAIN

III. It is resolved as an ordinary resolution that Jiawen Pang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

☐  FOR              ☐  AGAINST               ☐  ABSTAIN

IV. It is resolved as an ordinary resolution that Ding Zheng be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

☐  FOR              ☐  AGAINST               ☐  ABSTAIN

V. It is resolved as an ordinary resolution that Yongping Yu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

☐  FOR              ☐  AGAINST               ☐  ABSTAIN

VI. It is resolved as a special resolution that, subject to and conditional upon, amongst other things: (i) approval from the Grant Court of the Cayman Islands (the “Court”) of the Capital Reduction (as defined below); (ii) registration by the Registrar of Companies of the Cayman Islands of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act (Revised) (the “Act”) in respect of the Capital Reduction and compliance with any conditions the Court may impose; (iii) compliance with the relevant procedures and requirements under the applicable laws of the Cayman Islands to effect the Capital Reduction; and (iv) obtaining of all necessary approvals from the regulatory authorities or otherwise as may be required in respect of the Capital Reduction, with effect from the date on which these conditions are fulfilled:

a)	the par value of each issued Ordinary Share of par value US$11.25 each in the share capital of the Company be reduced to par value US$0.00001 each (the “Capital Reduction”) by cancelling the paid-up capital to the extent of US$11.24999 on each of the then issued Ordinary Shares of par value US$11.25 each;

b)	the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Act, the amended and restated memorandum of association adopted by special resolution passed on 1 March 2025 and unanimous written director resolutions passed on 20 February 2025 and made effective on 17 March 2025 (the “Existing Memorandum”), the second amended and restated articles of association of the Company adopted by special resolution passed on 23 September 2022 (the “Existing Articles”), and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

c)	immediately following the Capital Reduction, pursuant to section 13 of the Act and article 8.1(d) of the Existing Articles, each of the authorised but unissued Ordinary Shares of par value US$11.25 each be sub-divided into 1,125,000 ordinary shares of par value US$0.00001 each (the “Sub-division”);

d)	immediately following the Capital Reduction and the Sub-division, the authorised share capital of the Company be altered by the cancellation of: (i) the 1,250,000 unissued Preferred Shares of par value US$11.25 each; and (ii) 12,020,495,313,338 of the unissued ordinary shares of par value US$0.00001 each, such that the authorised share capital is altered:

from US$134,287,453.13338 divided into: (i) 12,022,495,313,338 ordinary shares of par value US$0.00001 each; and (ii) 1,250,000 Preferred Shares of par value US$11.25 each;

to US$20,000 divided into 2,000,000,000 ordinary shares of par value US$0.00001 each

(the “Capital Alteration”);

e)	immediately following the Capital Alteration:

a.	the authorised and issued share capital of the Company be divided into two separate classes as follows:

i.	US$18,000 divided into 1,800,000,000 class A ordinary shares of par value US$0.00001 each (the “Class A Ordinary Shares”); and

ii.	US$2,000 divided into 200,000,000 class B ordinary shares of par value US$0.00001 each (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “New Share Classes”),

It being noted that the terms of, and rights attaching to the New Share Classes will be materially identical to the existing ordinary shares of par value US$0.00001 each in the capital of the Company save that the Class B Ordinary Shares: (i) shall have 100 times the voting rights per share of Class A Ordinary Shares; and (ii) shall be convertible into Class A Ordinary Shares

b.	the issued shares in the Company outstanding following the Capital Alteration be re-designated, as follows:

i.	the 559,868 ordinary shares of par value US$0.00001 each held by Cede & Co be re-designated as 559,868 Class A Ordinary Shares;

ii.	the 1 ordinary share of par value US$0.00001 held by Christopher Lin be re-designated as 1 Class A Ordinary Share;

iii.	the 1 ordinary share of par value US$0.00001 held by Michael Olson be re-designated as 1 Class A Ordinary Share;

iv.	the 1 ordinary share of par value US$0.00001 held by Daniel J Sleiman be re-designated as 1 Class A Ordinary Share; and

v.	the 3,467 ordinary shares of par value US$0.00001 each held by Sununion Holding Group Limited be re-designated as 3,467 Class B Ordinary Shares,

(steps (a) to (e) (inclusive) above shall be collectively referred to as the “Capital Reorganisation”),

f)	any one or more of the directors of the Company be and is/are hereby authorised to do all such acts and things and execute all such documents, which are in connection with and/or ancillary to the Capital Reorganisation and any of the foregoing steps and of administrative nature, on behalf of the Company, including under seal where applicable, as they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Capital Reorganisation and (where applicable) to aggregate all fractional Class A Ordinary Shares and/or Class B Ordinary Shares and sell them for the benefit of the Company.

☐  FOR              ☐  AGAINST               ☐  ABSTAIN

VII. It is resolved, as a special resolution, that subject to and immediately following the Capital Reorganisation being effected, the Company adopt the amended and restated memorandum and articles of association in the form annexed to the proxy statement (the “A&R M&A”) in substitution for, and to the entire exclusion of, the Existing Memorandum and the Existing Articles, to, amongst other matters, reflect the Capital Reorganisation and the creation of, and rights attaching to, the New Share Classes

☐  FOR              ☐  AGAINST               ☐  ABSTAIN

VIII. It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals

☐  FOR              ☐  AGAINST               ☐  ABSTAIN

This Proxy is solicited on behalf of the management of Universe Pharmaceuticals INC. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: For this Proxy to be valid, the duly completed and signed Proxy must be received not less than forty-eight (48) hours before the time appointed for holding Meeting or any adjourned time and date of the Meeting.

Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated:

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